UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 17, 2013

FLINT INT’L SERVICES, INC.

(Exact Name of Registrant as Specified in Charter)

The British Virgin Islands	333-174224	Applied For
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
7577 Keele Street, Suite B1, Vaughn, Ontario L4K 4X3 Canada
(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (877) 439-3001

_________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Item 4.01 Changes in Registrant’s Certifying Accountant.

On April 16, 2013, EFP Rotenberg, LLP (“EFP”) orally advised the chairman of the Board of Directors of Flint Int’l Services, Inc., (the “Company” or “we”, “us”) that they would resign as auditor of the Company and submitted a letter of resignation on April 16, 2013.

EFP was engaged as principal accountants on May 13, 2011 and the decision to engage EFP was approved by the Company’s board of directors. During the preparation of our Annual Report on Form 10-K for the year ending December 31, 2012, EFP raised certain issues, relating to a conflict of interest in certain transactions. EFP has elected to terminate the client-auditor relationship with the Company.

Immediately following EFP’s resignation, our Board of Directors commenced contacting and interviewing other auditors in order to engage with another firm as our independent auditor.

From May 13, 2011 when EFP was engaged, through EFP’s resignation on April 16, 2013, there were no disagreements between the Company and EFP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EFP would have caused EFP to make reference to the subject matter of the disagreements in connection with its reports.

The Company provided a copy of this disclosure to EFP and an opportunity to furnish the Company with a letter stating whether it agrees or disagrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits:

No.	Description
16.1	EFP Letter, dated as of April 16, 2013

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 17, 2013

By: /s/ Russell Hiebert

President and Chief Executive Officer

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